MANAGEMENT’S DISCUSSION and ANALYSIS for the Fiscal Year Ended February 29, 2008

Scope of management’s financial analysis

The following analysis should be read in conjunction with Virginia Mines Inc.’s (the “Company” or “Virginia”) annual financial statements and the accompanying notes for the fiscal years ended February 29, 2008, and February 28, 2007 and 2006. It should be noted that the annual financial statements and the management’s discussion and analysis as at February 28, 2006 are those of Virginia Gold Mines Inc. ("Virginia Gold Mines"). Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc. (“Goldcorp”), Virginia Gold Mines and the Company, all assets and liabilities not related to the Éléonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Éléonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

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Exploration Activities

Activities Summary

During the course of the 2007-2008 fiscal year, the Company’s exploration expenditures amounted to 10,212,748 $ in comparison with expenditures of $ 4,726,243 in 2006-2007. The Coulon JV, Corvet Est and Poste Lemoyne Extension projects, all located in the James Bay region, remained the key exploration projects of the Company for the 2007-2008 fiscal year.

In September 2007, the Company announced the signing of an amendment to the Coulon JV agreement pursuant to which the Fontanges Sud and Coulon Pitaval properties, located to the south and to the north of the Coulon JV property respectively, were merged to the Coulon JV project thus bringing the total surface area to more than 1,500 square kilometres. This amendment was then granting Breakwater Resources Ltd (“Breakwater”) with the option of acquiring a 50% interest in the new Coulon JV property, for a consideration consisting of $7.5M in exploration work ($6.5M in the former agreement) over a 9-year period (previously 8-years) and payments totalling $180,000 over a 4-year period. The Company remains the operator up to the completion of a pre-feasibility study. In October 2007, Breakwater had fulfilled all its obligations pursuant to the agreement and had then earned its 50% interest in the Coulon JV property. During the 2007-2008 fiscal year, expenditures incurred by Breakwater and the Company amounted to $9,582,248 and $3,711,093 respectively. These amounts were allocated to an important exploration program that consisted of 93 diamond-drill holes totalling 40,204 metres, a VTEM heliborne survey, borehole and ground InfiniTEM surveys as well as geological mapping and prospecting.

The Company was also quite active on the Corvet Est project with its partner Goldcorp Inc. (formerly Placer Dome (CLA) Ltd.) that invested $1,629,766 in exploration work during the fiscal year to carry out a diamond-drill program of 14 holes totalling 4,658 metres as well as geological mapping.

In the same period, the Company was also very active on its Poste Lemoyne Extension project where it completed a new 19-hole campaign totalling 5,564 metres, which aimed at testing in more detail the auriferous Orfée Est Zone and some regional targets. Prospecting and geological mapping was also conducted on this property. During the 2007-2008 fiscal year, the Company’s expenditures for this project amounted to $1,427,613.

The Company also incurred in the 2007-2008 fiscal year significant expenditures on several other properties including the FCI, Wabamisk, Anatacau, Éléonore Régional and Laguiche properties, all located in the James Bay region.

On FCI, located southwest of LG- 4, a 9-hole drill program totalling 1,447 metres was carried out for a total of $562,261. On Wabamisk, located in the Opinaca reservoir area, the Company spent $691,377 in prospecting, mapping, stripping and geophysics.

In May 2007, the Company announced the signing of an agreement with IAMGOLD Corporation (“IAMGOLD”) on the Anatacau property, located in the Opinaca reservoir region, James Bay. In accordance with this agreement, the Company has the option to acquire a 100% interest in the Anatacau property for a consideration consisting of $3M in exploration work to be carried out before December 31, 2012, and a $25,000 payment upon signing of the agreement. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% net smelter returns (NSR). The Company may buy back half (1%) of this royalty for $1.5M. In the 2007-2008 fiscal year, the Company spent $684,306 in prospecting, mapping, stripping and geophysics.

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Also in the Opinaca reservoir region, the Company spent $582,646 on Éléonore Régional for carrying out a heliborne magnetic survey, an induced polarisation survey as well as an 8-hole drill program totalling 1,033 metres.

Finally, the Company spent $566,011 on the Laguiche project for geological reconnaissance and prospecting.

In addition to the signing of the IAMGOLD agreement, the Company succeeded in developing many other new partnerships in the 2007-2008 fiscal year. The Company has then completed two new agreements with Breakwater. The first one was signed in May 2007 on the Trieste property, located within the La Grande Archean volcanosedimentary belt, James Bay region, province of Quebec. According to the agreement, Breakwater has the option to earn a 50% interest in the property for a consideration consisting of $1M in exploration work before May 8, 2011, and payments totalling $50,000. The Company will be the operator. In August 2007 the Company announced the signing of the second agreement with Breakwater, this time on its Lac Gayot property, located north of the Caniapiscau reservoir, province of Quebec. In accordance with the agreement, Breakwater has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property for a consideration consisting of $10M in exploration work over a 9-year period and payments totalling $170,000 over a 4-year period. The Company will be the operator up to the completion of a positive pre-feasibility study. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada.

An agreement was also completed with Commerce Resources Corp. (“Commerce Resources”) pursuant to which Commerce Resources acquired a 100% interest in 8 claims from the Tantale Erlandson property, located in the Labrador Trough, Quebec, for a consideration consisting of the issuance of 710,000 common shares and 290,000 warrants negotiable for a 2-year period at a price of $1.12 per share. The agreement is subject to a 1% royalty (NSR) in favour of the Company and to a 5% royalty (NPI) in favour of two prospectors. Commerce Resources has the right to buy back this 5% royalty (NPI) for $500,000.

In August 2007, the Company signed an agreement with Ressources Strateco Inc. (“Strateco”) pursuant to which Strateco acquired a 100% interest in the Apple property, located in the James Bay region of Quebec, for a consideration consisting of the issuance to the Company of 3,250,000 common shares of Strateco. The agreement is subject to a 2% net smelter return (NSR) in favour of the Company. Strateco may buy back 1% of the royalty for $1M.

The Company also announced the signing of an agreement with Matamec Exploration Inc. (“Matamec”) pursuant to which Matamec will acquire a 100% interest in 204 claims from the Uranium Nord property, located in the Ungava Peninsula, northern Québec, for a consideration consisting of a payment of $47,532 and the issuance of 200,000 common shares of a subsidiary that will be constituted by Matamec. The agreement is subject to a 1% net smelter return (NSR) in favour of the Company. Matamec and its subsidiary have the right to buyback 0.5% of the NSR for $500,000.

Finally, the Company announced the signing of a partnership agreement with the Nunavik Mining Exploration Fund (“NMEF”) on the Champdoré and Rivière Georges projects, located east of the Labrador Trough, Kuujjuaq region, province of Québec. Through this agreement, NMEF acquired a 50% interest in the two properties for a consideration of a $51,940 payment. Therefore, work will be carried out in partnership with NMEF on a 50-50 basis and NMEF will be the operator until December 31, 2008. The Company will become the operator afterwards.

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Mr. Paul Archer, an engineer and the vice-president of Virginia, reviewed all technical data contained in the following. Mr. Archer is a qualified person as defined by National Instrument 43-101.

Coulon JV Property

The Coulon JV property is located 55 kilometres NNE of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the east-north-east of Matagami in the James Bay region of the province of Québec. The Coulon JV property consists of 3,035 claims covering a surface area of 150,738 hectares (approximately 1,500 square kilometres). The camp is centered at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N, about 15 kilometres north of Fontanges Airport. In September 2007, the Company announced the signing of an amendment to the Coulon JV agreement pursuant to which the Fontanges and Coulon Pitaval properties, located south and north of the Coulon JV property respectively, were merged with the Coulon JV project, thus bringing the total surface area of the property to more than 1,600 square kilometres. Through this amendment Breakwater has the option to acquire a 50% interest in the Coulon JV property for a consideration that consists of $7.5M in exploration expenditures (formerly $6.5M) over a 9-year period (formerly 8 years) and payments totalling $180,000 over a 4-year period. The Company will remain the operator up to the completion of a pre-feasibility study. In October 2007, Breakwater had fulfilled all its obligations accordingly to the agreement and had then acquired its 50% interest in the Coulon JV property.

The Coulon JV project comes from a regional reconnaissance survey carried out by Virginia in the summer of 2003 that had outlined many new interesting polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne and ground Mag-EM surveys as well as several drill campaigns carried out from 2004 to 2006 led to the discovery of five significant volcanogenic massive sulphide lenses that returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 metres (lens 16-17), 7.54% Zn, 1.69% Cu, 43.64 g/t Ag, 0.37% Pb and 0.13 g/t Au over 20.64 metres (lens 9-25); 12.65% Zn, 1.36% Cu, 1.54% Pb, 125 g/t Ag and 0.3 g/t Au over 4.7 metres (lens 08); 3.08% Zn, 1.53% Cu, 22.06 g/t Ag, 0.21 g/t Au over 11 metres (lens 44), and 4.49% Zn, 1.37% Pb, 59.2 g/t Ag and 0.6% Cu over 3.5 metres (lens 43).

In the 2007-2008 fiscal year, the Company carried out an important exploration program that consisted of a heliborne geophysical survey, borehole and ground InfiniTEM surveys, geological mapping and prospecting as well as 93 diamond-drill holes totalling 40,204 metres. Of this total, 30 holes tested the extensions of lens 44 ( 16,875 metres), 4 holes tested lens 08 ( 1,258 metres), 11 holes tested lens 9-25 ( 7,483 metres) of which 5 holes also tested lens 08, 22 holes tested lens 43 ( 9,015 metres) and finally 26 holes that evaluated new showings and geophysical targets ( 5,573 metres). The drill program extended significantly the extensions of lenses 08, 9-25, 43, and 44 laterally and at depth.

Lens 08 is now confirmed over 200 metres in length and to a vertical depth of 700 metres and it has an average true thickness of 5 metres. Lens 08 yielded many significant intersections in drilling with a maximum of 2.87% Zn, 1.22% Cu, and 27.61 g/t Ag over 20.15 metres in hole CN-07-53B. Lens 9-25 is located directly to the east of lens 08. Drilling confirmed the continuity of the mineralization over 200 metres laterally and to a vertical depth of 400 metres. Lens 9-25 has an average true thickness of 8 metres. Lens 9-25 returned many interesting drill results of up to 6.73% Zn, 0.91% Cu, and 32.48 g/t Ag over 7.2 metres in hole CN-07-57. Drilling increased significantly the extensions of lens 44, which is now followed over 400 metres

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laterally and to a vertical depth of 600 metres, with an average true thickness of 10.5 metres. The best drill result obtained in lens 44 in 2007-2008 is 12.51% Zn, 0.48% Cu, 2.19% Pb and 74.06 g/t Ag over 15.7 metres in hole CN-07-92. As for lens 43, it was followed along its plunge over a 600-metre length and over a distance of 150 to 200 metres along its dip. It has an average true thickness of 3 metres and is oriented northeast-southwest, with an approximate plunge of 45°´towards the southeast. A second mineralized zone parallel to main zone 43 seems to develop at depth and was intercepted by a few holes. The best drill result obtained in lens 43 is 4.47% Zn, 1.24% Cu and 10.9 g/t Ag over 5.8 metres in hole CN-07-84.

Summer 2007 exploration led to the discovery at surface of a new mineralized lens, the Spirit showing, located 8 kilometres northwest of lens 08. The Spirit showing yielded values of up to 12.95% Zn, 7.22% Cu, 1.24% Pb and 200 g/t Ag in grab samples. It was also channel sampled laterally over 40 metres approximately. The polymetallic mineralization is developed in average thicknesses of a few metres and returned values including 12.17% Zn, 0.33% Cu and 36.66 g/t Ag over 1.6 metre and 3.91% Zn, 0.82% Cu and 34.68 g/t Ag over 3.35 metres. The mineralized zone remains open laterally under the overburden cover. The vertical continuity of the Spirit showing was also confirmed by hole CN-07-93A, which intercepted a massive sulphide zone very rich in sphalerite that returned values of 13.07% Zn, 0.14% Cu and 4.94 g/t Ag over 3 metres at a depth of 25 metres. Hole CN-07-93B, drilled directly under this intersection, crosscut a pegmatite intrusion in the targeted extension of the mineralization. Three other short holes tested the lateral extensions of the Spirit showing at 50 metres on both parts of the discovery. Holes CN-07-101A and 101B, on a section 50 metres south of the showing, and hole CN-07-102, on a section 50 metres north of the showing, intercepted favourable volcanics but did not intersect mineralization. However, hole CN-07-94A testing a weak Maxmin conductor located 330 metres southwest of the Spirit showing intercepted a disseminated to semi-massive sulphide zone that returned 4.11% Zn, 2.32% Cu and 62.08 g/t Ag over 6.15 metres. Hole CN-07-94B, drilled directly under this intersection, intercepted a thin disseminated sulphide zone that yielded 1.09% Zn, 0.58% Cu and 17.5 g/t Ag over 1 metre. These two intersections are located at vertical depths of 30 and 40 metres respectively. Finally, holes CN-07-96 and CN-07-97, testing other Maxmin conductors located over 500 metres west of the Spirit showing, intercepted barren mineralized zones. Surface work also exposed a mineralized boulder field on the Ishikawa grid. These boulders returned values of 0.14 to 6.14% Cu, 0.29 to 4.08% Zn, 0.14 to 20.7% Pb, 0.11 to 18.25 g/t Au and 0.2 to 2000 g/t Ag. In the Tension Sud area, samples grabbed on 3 outcrops yielded values of 0.17 to 0.67% Cu, 0.12 to 0.51% Zn and 1.5 to 26.1 g/t Ag.

A VTEM heliborne geophysical survey totalling more than 6,000 linear kilometres was also carried out on the Coulon JV project in the fall of 2007. This survey outlined numerous new EM conductors among which many are located directly in the immediate extensions of the fertile Coulon volcanic belt.

In the course of the 2007-2008 fiscal year, the Company and partner Breakwater allocated an exploration budget of over $14M on the Coulon JV project thus allowing to carry out an important diamond drill program, heliborne and ground geophysics as well as mapping. The Company and its partner are very much encouraged by the results obtained, and the aimed objectives were achieved and even surpassed on some occasions. The drilling program confirmed the extensions of the mineralized lenses 08, 9-25, 44 and 43. These lenses remain open at depth. Surface work led to the discovery of the Spirit lens that was confirmed with success by a few shallow holes. Many new very promising targets were also defined through VTEM and InfiniTEM geophysical surveys and geological mapping. To keep up the momentum,

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the Company and its partner voted a $20M budget for the 2008-2009 fiscal year. The main objective of this program is to continue delimitating through drilling the known mineralized lenses. According to results obtained, a 43-101 compliant resource calculation could be undertaken towards the end of the financial year. With the objective of discovering new mineralized lenses, the exploration program will also consist of borehole geophysics, mapping, prospecting, and drilling that will test the generated targets.

Corvet Est Property

The Corvet Est property is located in the James Bay region, province of Quebec, Canada, 53 kilometres south of LG-4 Airport. The project is located in the southwest portion of NTS 33H/05 at scale 1:50 000. The property consists of 723 map-designated, adjacent claims totalling 37,092 hectares. These claims are held 100% by Virginia but under the terms of the agreement dated May 6, 2005, Goldcorp has the option to acquire an undivided 50% interest in the Corvet Est and Lac Eade properties in return for exploration expenditures totalling $4 million over five years and cash payments amounting to $90,000. These two properties have been put together under the Corvest Est property.

Prospecting and regional reconnaissance work conducted in the summers of 2002 and 2003 and subsequent drilling carried out in the winter of 2004 led to the discovery by Virginia of two important auriferous structures called Contact Zone and Marco Zone. Subsequent work carried out between the winter of 2004 and fall 2006 included basic prospecting, geological mapping, mechanical stripping, geophysical and geochemical surveys (till and B horizon) as well as four drilling programs. This work confirmed the potential of the Marco Zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite-pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alterations within felsic volcanics. The Marco Zone reported several interesting intersections in drilling including 5.12 g/t Au over 13.4 metres, 10.1 g/t Au over 5.2 metres and 10.21 g/t Au over 3 metres. The west extension (Marco Ouest) also generated many economic intersections to a vertical depth of 350 metres, including 3.96 g/t Au over 7.75 metres, 4.78 g/t Au over 5 metres, and 14.73 g/t Au over 1.9 metre. The Marco Zone and its Marco Ouest extension returned drill gold values over a lateral distance of over 1,400 metres and to a vertical depth of 350 metres. As for the Contact Zone, it produced irregular results and reported from time to time some mineralized intersections of interest. Surface work also led to the discovery of some other showings mineralized in gold, copper and/or molybdenum on the Corvet Est property and on the adjoining property Lac Eade, which is now part of the Corvet Est property.

In the winter of 2007 a new 14-hole program totalling 4,658 metres was carried out on the Corvet Est project. The program focussed on the Marco gold structure with twelve holes ( 4,112 metres) testing the extensions over a lateral distance of 1.3 kilometre and to a vertical depth of nearly 450 metres. Results were lukewarm as overall drilling on the Marco Zone intercepted many thin mineralized intersections that had an average gold value varying between 0.5 g/t and 2 g/t in thicknesses of 1 to 2 metres. However, two holes testing at depth the west extension of the Marco Zone, yielded more encouraging results with 3.78 g/t Au over 7.1 metres (hole CE-07-62), and 3.43 g/t Au over 6 metres and 2.82 g/t Au over 7 metres (hole CE-07-63). These intersections are situated at vertical depths of 350 to 450 metres. Two other holes totalling 876 metres tested geophysical targets located several kilometres to the west of the Marco Zone but didn’t generate any interesting results.

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In the 2007-2008 fiscal year, Goldcorp spent over $1.6M to conduct a diamond-drill program on the Corvet Est project. The main objective of this program was to test in more detail at shallow depth, the Marco gold structure. The Company and its partner voted a $1.5M budget for the 2008-2009 fiscal year, in order to drill test the depth extensions of the Marco Zone and Marco Ouest Zone and the continuity of the gold structure towards the west with the hope of exposing more important mineralized lenses with economic value. A phase of surface work is also planned in the summer of 2008 with the objective of discovering new gold structures of interest in the less explored areas of the property.

Poste Lemoyne Extension Property

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, at approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Trans-Taïga road. The project consists of 230 map-designated claims covering 10,776.2 hectares or 107.76 square kilometres. The claims are 100% held by the Company and are subject to a 1% N.S.R. royalty to Globestar Mining Corporation. The Company may buy back 0.5% N.S.R. for $500,000.

Following a heliborne geophysical survey, geological reconnaissance and prospecting work led to the discovery in June 1998 of the Orfée Zone (up to 82.2 g/t Au) in the southern sector of the property. A work program including line cutting, ground magnetic and Max-Min surveys, detailed mapping, mechanical stripping, and channelling was completed during summer and fall 1998 and was followed by a first drill campaign of 7 holes for 1,142 metres. Holes drilled under the Orfée showing returned very interesting values of up to 6.14 g/t Au over 5 metres. Other mapping and trenching programs were carried out in October 2000 and 2001 and allowed to trace the mineralization of the Orfée Zone laterally, almost continuously, on a distance of over 125 metres. Mineralization consists mainly of disseminated, and in stockworks sulphides (up to 20% pyrrhotite-pyrite-arsenopyrite) within a plurimetric thick deformation corridor oriented ESE-WNW, affecting siliceous sediments and oxide-silicate iron formation.

Surface work was followed by two diamond-drill campaigns consisting of 60 holes totalling 9,591 metres from January 2002 to March 2003. The holes tested the Orfée Zone over a lateral distance of 400 metres and down to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated along the structural corridor which hosts the Orfée Zone. At the end of work, a first resource evaluation was made by an independent qualified person according to CIM standards on mineral resources and reserves definition and National Instrument 43-101. U sing a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are evaluated at 203,483 tonnes grading 14.5 g/t Au, equivalent to 94,853 ounces including 88,588 tonnes grading 9.44 g/t Au ( 26,886 ounces measured) and 114,895 tonnes grading 18.4 g/t Au ( 67,967 ounces inferred) (D’Amours C., mars 2003. Modélisation géostatique et estimation des ressources. Rapport interne, Mines d’Or Virginia – 16 pages – filed on April 3, 2006 on SEDAR (www.sedar.com). There was no additional study done as for the economic viability of these resources.

Two other additional drill programs were carried out in the December 2003 to February 2004 period (18 holes for 3,132 metres) and from the fall of 2006 to February 2007 (12 holes for 3,929 metres). One of the main objectives of these two programs was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée Zone and located 500 metres east of the Orfée Zone. These holes have allowed to define a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation,

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mineralized principally with pyrrhotite. This structure, now called Orfée Est, was followed laterally over 225 metres and to a vertical depth of 200 metres. These holes returned many large intersections very anomalous in gold including, in many cases, intervals grading 1 g/t Au or more in thicknesses of 15 to 25 metres. In addition, some holes intercepted metric intervals with higher grades of up to 57.36 g/t Au over 1 metre. Five holes tested the Orfée Zone to a maximal depth of 460 metres and extended the vertical continuity of the zone by 60 additional metres to a depth of 310 metres with an intersection grading 28.73 g/t Au over 2 metres (uncut). However, the results obtained at vertical depths of 350 to 460 metres suggest that the high grade zone doesn’t prolong at these depths or that its plunge changed significantly.

In March and April 2007, a 19-hole drill program totalling 5,564 metres and an induced polarisation survey totalling 65.7 kilometres were completed. The drill program targeted mainly the Orfée Est Zone and 14 of the 19 new holes tested the extensions of this large gold structure. The new holes once again proved the highly auriferous nature of the Orfée Est Zone and confirmed its vertical continuity down to a depth of 400 metres under the surface. The Orfée Est Zone shows a significant improvement at depth as the two deeper holes yielded the best results of the program : 4.28 g/t Au over 16 metres (including 30.11 g/t Au over 1 metre and 12.02 g/t Au over 1 metre ) to a vertical depth of 340 metres in hole PLE-07-105 and 2.89 g/t Au over 17.2 metres (including 7.2 g/t Au over 1.2 metre and 23.63 g/t Au over 1 metre ) to a vertical depth of 400 metres in hole PLE-07-112. Many other large intersections highly anomalous in gold were also obtained at shallower depth in the Orfée Est Zone. It is now traced laterally over nearly 500 metres and to a vertical depth of 400 metres where it remains totally open. The drill program also included five holes testing diverse regional targets that didn’t yield any significant results.

Finally a geological reconnaissance program was completed in the summer of 2007 in the less known areas of the property. This program identified four new areas of interest that justify a follow-up in the summer of 2008.

In the 2007-2008 fiscal year, the Company incurred expenditures of over $1.4M on the Poste Lemoyne Extension project. Work revealed the promising potential of the Orfée Est Zone at depth. During the 2008-2009 fiscal year, the Company is planning a $1.4M budget to conduct a drill program in the winter of 2008. This drill program will aim at testing in more detail the Orfée Est Zone at depth with the hope of confirming the emergence of an economic zone. A few holes are also planned to verify the plunge of the Orfée Zone at depth and to test a few regional targets. Prospecting and geological mapping is also scheduled for the summer of 2008 with the objective of outlining new mineralized zones in the little explored areas of the property.

FCI Property

The FCI property is located in the centre of the province of Quebec, 42 kilometres southwest of Hydro-Quebec’s LG-4 airport, and 36 kilometres southwest of Cargair’s floatplanes base. The project comprises three contiguous properties: Félicie, Corvet Ouest and Island Lake, which are situated in NTS 33G/08, 33G/09, 33H/05, and 33H/12. This project consists of 412 map-designated claims for a total surface area of 21,105.16 hectares. These claims are owned 100% by the Company.

First geological reconnaissance work conducted by the Company in 1997 led to the discovery of the Golden Gap showing, which yielded values between 3.7 and 32.7 g/t Au in grab samples and 14.3 g/t Au over 2 metres in channels. From 1998 to 2000, the Company carried out many programs of line cutting, ground geophysics (magnetic and induced polarisation surveys),

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geological mapping and prospecting. This work allowed to heighten the potential of the Golden Gap showing (5.76 g/t Au over 3 metres) and led to the discovery of many other gold showings that returned values varying from 1 to 50 g/t Au (obtained mostly in quartz veins). In the winter of 2001, the Company carried out a 6-hole drill program totalling 675 metres to test at shallow depth the main gold showings (Golden Gap, Golden East, Déca-1 and another one located under a showing that had yielded 7.08 g/t Au). Unfortunately, the results obtained did not justify additional drilling at that time. Best results were obtained in holes IL-01-01, IL-01-02 and IL-01-03, with values of 1.62 g/t Au over 2.5 metres, 1.35 g/t Au over 4 metres, and 0.59 g/t Au over 11.4 metres respectively. Surface work carried out in the summer of 2005 included geological reconnaissance, channel sampling, B horizon geochemical survey, and heliborne magnetic survey ( 1,591 kilometres) and led to the discovery of mineralized showings (Félicie and Margot) but work conducted in the summer of 2006 revealed that these showings were small and had no extension.

In the 2007-2008 fiscal year, the Company completed on FCI a 9-hole drill program totalling 1,447 metres. Five of these holes were drilled in the Golden Gap showing area to test a gold structure consisting of a shear zone rich in biotite with quartz veinlets and quartz veins as well as disseminated sulphides. Hole FCI-07-03 crosscut an intersection grading 14.19 g/t Au over 5 metres. This intersection includes a metric quartz vein with many grains of visible gold. The three other holes done as a follow-up 50 metres to the east, to the west and under this intersection also intercepted the same gold structure but results were not as spectacular. Hole FCI-07-07, drilled directly under hole FCI-07-03, yielded 2.77 g/t Au over 1.8 metre. Holes FCI-07-08 and FCI-07-09 drilled 50 metres to the east and to the west of hole FCI-07-03 returned values of 0.72 g/t Au over 1.65 metre and 1.44 g/t Au over 2 metres respectively. Holes FCI-07-01 and FCI-07-02, testing the same structure further to the west, yielded comparable values. Three other holes (FCI-07-04, FCI-07-05, and FCI-07-06) were completed in an area located about 15 kilometres to the east of the Golden Gap sector to test a field of gold-bearing boulders. These holes returned no significant values.

The Company’s expenditures on this project amounted to $592,895 in the 2007-2008 fiscal year. Except for hole FCI-07-03, drill results were not spectacular and the Company doesn’t anticipate any important exploration in the 2008-2009 fiscal year. A compilation report is currently in progress and will be used in search for potential partners. In addition, a short till sampling program is planned for the summer of 2008 to outline new targets along the structure, which is host to the Golden Gap showing. The Company’s projected expenditures for this project shouldn’t exceed $50,000 in 2008-2009.

Éléonore Régional Property

The Éléonore Régional property is located in the area of the Opinaca reservoir, about 320 kilometres north of the Matagami Township, in the James Bay region of Quebec. The property is situated in NTS 33C/07, 33C/08, 33C/09, and 33C/10 and is accessible via the James Bay Road and a secondary gravelled road. The property comprises 641 map-designated claims totalling 33,551.45 hectares and is owned 100% by the Company.

Starting in 2001, the Company carried out regional reconnaissance work in the Opinaca reservoir area, hence leading to the discovery of the Roberto deposit on the Éléonore property. Further to this discovery the Company conducted in the summers of 2005 and 2006 prospecting and geological mapping work that exposed two main mineralized zones on Éléonore Régional. The first zone is located on an island near the north shore of the Opinaca reservoir where quartz-

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tourmaline veins in a dioritic intrusion yielded 1.85 g/t, 2.09 g/t and 2.95 g/t Au in grab samples. The second zone, called the Cléopâtre showing, is a 500-metre, mineralized boulder field located in the middle portion of the property. These grauwacke blocks mineralized with 2 to 3% pyrite finely disseminated returned values of up to 7 g/t Au. Subsequently to this discovery, an induced polarisation survey and a geochemical survey (till and B horizon) were carried out in the fall of 2006, in the area of the mineralized blocks.

In the winter of 2007, an 8-hole drill program totalling 1,034 metres was completed in the Cléopâtre area. This program also included a heliborne magnetic survey totalling 1,798 linear kilometres. Drilling aimed at testing a series of induced polarisation anomalies and geochemical anomalies in the vicinity of the Cléopâtre gold boulder field. Drilling intercepted lithologies similar to that of the gold-bearing blocs but no significant values were obtained.

In the 2007-2008 fiscal year, the Company’s expenditures on this project amounted to $684,106. Despite deceiving drill results, the showings discovered at surface reveal a potential for discovering Roberto-type gold mineralization on the property. The Company is planning to spend about $450,000 in exploration on the project in the 2008-2009 fiscal year. Planned exploration will include induced polarization surveys, heliborne magnetic surveys and geological mapping and prospecting in order to outline new drill targets.

Wabamisk Property

The Wabamisk property is located 65 kilometres northwest of the Nemaska Cree village. The surface area is delimited by latitudes 52°00’ and 52° 20’ and longitudes 77°00’ and 76°30’. The project is located within Anatacau Lake NTS 33C/02 and Kauputauchechum Lake NTS 33C/07. The property is situated 30 kilometres to the east of the James Bay Road. The property is easily accessible via the James Bay paved road up to kilometric marker 396 and 45 more kilometres to the west on an all-year-round, gravelled road. The project’s remote zones are accessible by helicopter. The property is owned 100% by the Company and consists of 734 map-designated claims for a total surface area of 38,590.2 hectares.

In June 2005, the Company undertook prospecting and geological mapping on the Wabamisk project with the objective of discovering epigenetic gold mineralization similar to that of the Roberto Zone of the Éléonore project, located 65 kilometres northeast of the Wabamisk property. Work led to the discovery of many new mineralized showings that returned subeconomic values mainly in gold, copper and silver. Best results reached 3.97 g/t Au, 19.5 g/t Ag and 0.71% Cu. This program was followed in 2006 by additional mapping and sampling and by heliborne geophysical surveys (Mag, EM, Radiometric) and geochemical (B Horizon) surveys. New mineralized showings were exposed in the northeast and north-centre of the property. Best results were superior to the 2005 results, reaching 6.27 g/t Au, 52.6 g/t Ag and 1.36% Cu. In the summer of 2007 a geological survey as well as prospecting were conducted over an important portion of the property jointly with a till survey (121 samples). This campaign led to the discovery in mineralized sediments (pyrite, pyrrhotite, and chalcopyrite traces) of the Isabel showing that yielded 2,610 ppb Au in grab samples and 6.48 g/t Au over 3 metres in channels. Many other samples collected on the property returned values varying between 100 and 12,020 ppb Au. These results made the Company open 11 trenches, in September 2007, on best gold and geological targets. In the area of the Isabelle showing, the gold mineralization is quite difficult to follow from one trench to the other and results vary a lot. The best gold channel is located in trench 002, with 4.2 g/t Au over 13.61 metres and includes a sample that returned 42,790 ppb Au over 1 metre. Trenches done in other areas generally returned anomalous to subeconomic results.

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In the fall of 2007, the area of the Isabelle showing was the object of line cutting ( 53.8 kilometres), of a MAG ( 53.8 kilometres) and IP ( 46.3 kilometres) ground survey. Many IP anomalies (32) were exposed.

In the 2007-2008 fiscal year, the Company spent $692,351 on Wabamisk. Taking into account the results obtained further to this exploration campaign, an additional budget of about $400,000 will be spent in the 2008-2009 fiscal year. A few-hole-diamond-drill program is planned for the winter of 2008 mainly to test the Isabelle showing and some IP anomalies in this sector. It is also planned in the summer of 2008 to carry on with geological mapping and till sampling over the entire property and to extend the IP geophysical survey to the presumed extensions of the Isabelle showing. The main objectives of this program are to better define the real potential of the Isabelle showing and to identify new significant mineralized zones on the property.

Anatacau Property

The Anatacau project is located 55 kilometres northwest of the Nemaska Cree village, 30 kilometres to the east of the James Bay Road (kilometric marker 396) and 10 kilometres southwest of the access road of the Opinaca reservoir OA-11 dike. The Anatacau project is adjacent to the Wabamisk property and is owned 100% by IAMGOLD.

The property consists of 207 map-designated claims totalling 10,952.03 hectares. According to the May 2007 agreement, the Company has the option to acquire a 100% interest in the property for a consideration that consists of $3M in exploration expenditures before December 31, 2012, and a $25,000 payment upon signing of the agreement. Should the Company acquire its 100% interest in the property, IAMGOLD will retain a 2% NSR of which half (1%) can be bought back for $1.5M.

In the summer of 2007, the Company carried out a geological survey as well as prospecting over an important portion of the Anatacau property jointly with a till survey (56 samples). Among the 631 samples collected in the reconnaissance phase, 32 returned values varying between 100 and 43,065 ppb Au. The discovery of the Franto showing, with a grab sample of 8.23 g/t Au, made the Company open, in September 2007, 13 trenches on the best gold and geological targets. Best values came from trench TR-AN-07-001 (Franto showing) with 1.24 g/t Au over 4 metres, 0.93 g/t Au over 2 metres, 4.82 g/t Au over 4 metres, 0.86 g/t Au over 1 metre and 4.7 g/t Au over 2 metres, Also in the fall, line cutting (63. 9 kilometres), a MAG survey ( 63.86 kilometres) and a ground IP survey ( 54.18 kilometres) were completed in the area of the Franto showing and many IP anomalies were detected.

In the 2007-2008 fiscal year, the Company spent $709,651 on the Anatacau property. Results obtained further to this first exploration phase definitely justify additional work on the project and a budget of about $600,000 will be spent in the 2008-2009 fiscal year. A few-hole-diamond-drill program is planned for the winter of 2008 to test mainly the Franto showing and some IP anomalies in this area. It is also intended, for the summer of 2008, to continue geological mapping and till sampling over the entire property and to extend the IP geophysical survey to the presumed extensions of the Franto showing. The main objectives of this program are to better define the real potential of the Franto showing and to identify new significant mineralized zones on the property.

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Laguiche Property

The Laguiche project is located in the James Bay region of Québec, Canada. This mining property comprises a mosaic of claims (2,990 claims totalling 155,236 hectares) and is situated south of the Trans-Taïga road (between 10 and 70 kilometres to the south), east of the James Bay road that links Matagami and Radisson (between 15 and 300 kilometres towards the east), and north of the Opinaca reservoir (between 5 and 60 kilometres to the north).

In the fall of 2006 and the summer of 2007, the Company carried out geological reconnaissance on the claims. Work aimed at evaluating the gold potential of a high-grade metamorphic zone presenting many bottom-lake anomalies mineralized in As, Au or Mo. In total 1,891 samples were collected and only a few sectors anomalous in gold were outlined. The most significant showing called Dago returned several values of up to 23.91 g/t Au. However, this showing is located in a small inclusion ( 1 metre wide by 3 metres long) hosted by biotite-paragneiss mineralized in arsenopyrite and pyrite contained in a metatexite. The showing yielded up to 5.73 g/t Au over 1.1 metre in channels. Some other showings discovered within a vast territory covered by the Laguiche property returned values of up to a few hundreds of ppb to one gram of gold. These type of mineralization are generally associated with paragneiss to biotite zones contained in migmatites.

In the 2007-2008 fiscal year, the Company invested $714,401 on the Laguiche project. Taking into account the results obtained to date, a modest budget of $40,000 will be spent in the next financial year. The main objective will be to conduct more detailed mapping and prospecting in the area of the Dago showing and on other sectors revealing anomalous gold anomalies to discover new dense mineralized zones.

Generating of New Targets

Constant generating of new projects is part of the Company’s strategy. Indeed, for several years the Company spent significant amounts of money to carry out compilation and regional geological reconnaissance work over virgin or little-explored territories with the main objective of discovering promising geological contexts and/or mineralized showings that would justify the acquisition of new mining properties and the start-up of new projects. Although success is not guaranteed, these reconnaissance programs have nevertheless been the starting point of many important projects of the Company, namely Éléonore, Coulon JV, and Corvet Est. In the course of the recent financial year, the Company spent over $500,000 in regional reconnaissance work and is planning a similar budget for the 2008-2009 fiscal year.

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Selected Financial Information

	Earnings for the fiscal years ended
	February 29	February 28	February 28
	2008	2007	2006
	($)	($)	($)
General and administrative expenses
Administration fees	2,509,316	4,094,704	2,423,943
General exploration costs	1,227,331	1,319,369	474,205
Grants, credit on duties refundable for loss and refundable tax credit for resources	(200,925)	(176,870)	(126,676)
Cost of mining properties abandoned or written-off	611,511	1,909,273	1,124,145
	4,147,233	7,146,476	3,895,617

Other income (expenses)
Dividends and interests	1,970,287	1,703,103	1,301,133
General exploration costs	1,107,980	293,869	106,599
Option payments received as financial instruments in excess of cost of mining property	-	4,338,141	-
Gain on sale of short-term investments	2,085,194	1,009,767	680,021
Gain on sale of mining properties	6,360,000	319,198	429,961
Other than temporary writedown of short-term investments	(3,530,156)	(298,960)	-
Writedown of long-term investments	(2,455,387)	-	-
Unrealized losses on held-for-trading investments	(1,630,425)	−	−
	3,907,493	7,365,118	2,517,714

Earnings (loss) before income taxes and discontinued operation	(239,740)	218,642	(1,377,903)
Future income taxes expenses	146,014	−	(5,405,455)
Net earnings (net loss) from continuing operations	(385,754)	218,642	4,027,552
Net earnings (net loss) from the discontinued operation	−	(637,494)	151,157
Net earnings (net loss) for the year	(385,754)	(418,852)	4,178,709

Basic net earnings (net loss) per share from continuing operations	(0.014)	0.009	0.177
Basic net earnings (net loss) per share from the discontinued operation	−	(0.025)	0.007
Total basic net earnings (net loss) per share	(0.014)	(0.016)	0.184
Diluted net earnings (net loss) per share from continuing operations	(0.014)	0.009	0.171
Diluted net earnings (net loss) per share from the discontinued operation	−	(0.025)	0.006
Total diluted net earnings (net loss) per share	(0.014)	(0.016)	0.177

Result of Operations from continuing operations

The Company realized a net loss of $385,754 for the current fiscal year, compared to net earnings of $218,642 for the preceding fiscal year and net earnings of $4,027,552 for the fiscal year ended February 28, 2006.

Expenses decreased to reach $4,147,233 during the fiscal year ended February 29, 2008, compared to $7,146,476 for the preceding fiscal year. Expenses amounted to $3,895,617 for the

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fiscal year ended February 28, 2006. Excluding charges related to the granting of stock options, professional fees increased in the last three fiscal years and should continue increasing in the next year. These increases result mainly from costs related to adjustments to comply with new standards and rules currently in force and the ones to be soon adopted (Sarbanes Oxley, IFRS).

In the fiscal years ended February 29, 2008, and February 28, 2007, management fees reached the $300,000 annual maximum (see related party transactions). In the fiscal year ended February 28, 2006, this amount was posted as $53,812 in continuing operations and $246,188 in abandoned operations. In the fiscal year ended February 28, 2007, fees of $182,144 result from lesser exploration work. Except for the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp that occurred in the first quarter of the preceding corresponding fiscal year and the $172,183 credit from the “Fonds National de Formation de la Main-d’oeuvre” paid in the last quarter of the preceding fiscal year, the rent and office expenses increased by about $222,228 in the current fiscal year. This amount includes a $100,000 donation to the Fonds Restor-Action Nunavik to clean up abandoned mining sites located in Nunavik, Quebec North. The increase in interest and dividend income for the current fiscal year is attributable to the additional income generated by the increase in the Company’s investments and to an $80,000 compensation paid to the directors of the Company since March 2007. The increase in office expenses between the 2006 and 2007 fiscal years, except for the transaction-related bonus and credit previously mentioned is due to a general increase in administration work load. The $975,472 in fringe benefits result from the exercise of all the stock options at the end of the 2006 fiscal year. Following the transaction with Goldcorp, the Company decreased its advertising budget for the 2007 fiscal year, hence leading to a decrease in advertising, exhibition and travelling expenses. The 2008 budget was similar to that of the fiscal year ended February 28, 2006. General exploration costs remain about the same in the last three fiscal years, excluding stock-based compensation costs. One of the Company’s policies is to abandon properties or part of properties that have no significant potential of discovering deposit.

The non-stop increase in interest and dividend income in the last three fiscal years goes along with the Company’s investments.

The Company also receives fees for its role as the operator of projects in its various partnerships. During the current fiscal year, the Company received fees from Goldcorp on Corvet Est, from Breakwater on Coulon JV, Trieste, and Lac Gayot, and from MacDonald Mines on LG-3.5. Most of the fees arise from the Coulon JV project. In the 2007 fiscal year, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV, and from MacDonald Mines on the LG 3.5 project. In the 2006 fiscal year, the Company received fees mainly from Noranda Inc. on the Coulon JV project, and from Placer Dome on the Corvet Est project. In the current fiscal year, the Company sold its Tantale Erlandson property for a consideration that consists of the issuance of 710,000 shares and 290,000 warrants of Commerce Resources Corp. and also sold its Apple property for a consideration that consists of the issuance of 3,250,000 shares of Ressources Strateco Inc. and of a 2% NSR for a total gain of $6,360,000. Other than temporary writedown of short-term investments in the current fiscal year is due mainly to the decline in value of warrants and shares of Uranium Star Corp. received in exchange for the Sagar property. In the 2007 fiscal year other than temporary writedown of short-term investments was accounted to bring back certain investments to the lower of cost and market value. The writedown of long-term investments (composed mainly of asset-backed commercial papers) during the current fiscal year is attributable to the liquid assets problem on the Canadian

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market that has been going on since August 2007. Related information can be found in Note 6 to the financial statements.

Other information

	Balance Sheets as at
	February 29	February 28	February 28
	2008	2007	2006
	($)	($)	($)
Cash and cash equivalents, short-term and long-term investments	46,303,355	40,635,555	31,585,820
Mining properties	14,896,717	9,738,536	6,567,312
Asset of the discontinued operation	–	–	12,631,282
Other assets	7,275,673	9,032,260	15,230,183
Total assets	68,475,745	59,406,851	66,014,597
Shareholders’ equity	64,580,470	56,184,731	60,968,479

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Liquidity and Capital Resources from Continuing Operations

In the fiscal year ended February 29, 2008, cash flows from operating activities amounted to $0.1M compared to a use of $3.3M in the fiscal year ended February 28, 2007. In the course of the 2008 fiscal year, items having no effect on working capital amount to $1,241,056. Consequent to these adjustments, cash flows from operating activities increased by $855,302. In the fiscal years ended in 2007 and 2006, items having no effect on liquid assets decreased by $163,952 and $5,044,026 respectively. Consequent to these adjustments, cash flows related to continuing operations increased by $54,690 for the 2007 fiscal year and decreased by $1,016,474 for the 2006 fiscal year. The use of funds for the fiscal year ended February 29, 2008, and the source of funds for the fiscal year ended February 28, 2007, is explained by the change in “amounts receivable” and “accounts payable and accrued liabilities”.

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. Funds arising from private placements amounted to $5.1M for the fiscal year ended February 28, 2007, and to $19.3M for the fiscal year ended February 28, 2006.

The exercise of stock options and warrants had caused a $3.2M increase in cash flows from financing activities for the fiscal year ended February 29, 2008, a $1.1M increase for the fiscal year ended February 28, 2007, and an $8.7M increase for the fiscal year ended February 28, 2006.

The Company ’s investing activities consist primarily of the additions to mining properties and an increase in exploration work and in the acquisition and disposition of short-term investments. The Company is entitled to a 35% or 38.75% refundable tax credit for resources and a 12% credit on duties refundable for loss on admissible exploration. This 12% rate is calculated after deduction of the refundable tax credit for resources. The additions to mining properties and exploration work required disbursements of $9.6M for the fiscal year ended February 29, 2008, of

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$4.3M for the fiscal year ended February 28, 2007, and $5.9M for the fiscal year ended February 28, 2006. For the fiscal year ended February 29, 2008, the decrease in short-term investments amounted to $5.7M. In the fiscal year ended February 29, 2008, an amount of $3.9M including accrued interests has been reclassified from cash and cash equivalents and amounts receivable to long-term investments. It is about asset-backed commercial papers that are currently experiencing liquidity problems.

In the fiscal years ended February 28, 2007 and 2006, the increase in short-term investments amounted to $7.9M and $11.8M respectively.

From the directors’ point of view, the cash flow as of February 29, 2008, will cover current expenditures and exploration fees for the next following years. However, it is not excluded that the Company may, from to time, when market and financing conditions are favourable, go ahead with fundraising to fund exploration of its most important mining projects.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters. Numbers from the first three quarters of the current fiscal year were restated to reflect the $690,323 adjustment on the gain on sale of mining properties that occurred in the second quarter, and the adjustment of results on loss unrealized on investments held for trading in the course of these three quarters. (See note 17 to annual financial statements)

Quarter Ended	General and Administrative Expenses $	Other Income (Expenses) $	Net Earnings (Net Loss) $	Net Earnings (Net Loss) per Share
				Basic	Diluted
2008-02-29	1,701,346	277,212	(1,970,979)	(0.074)	(0.074)
2007-11-30	670,044	587,971	732,717	0.028	0.027
2007-08-31	990,885	3,202,813	2,031,348	0.077	0.076
2007-05-31	784,958	(160,503)	(1,178,840)	(0.045)	(0.045)
2007-02-28	2,608,045	2,666,810	578,729	(0.104)	(0.104)
2006-11-30	548,886	986,255	437,369	0.017	0.017
2006-08-31	2,023,974	(836,673)	(2,860,647)	(0.011)	(0.011)
2006-05-31	1,965,571	4,548,726	2,583,155	0.107	0.107

The Company realized a net loss of $1,970,979 in the fourth quarter of the current fiscal year, compared to net earnings of $578,729 in the fourth quarter of the preceding fiscal year. The important changes in other revenues and expenses during the fourth quarter of the current fiscal year arise from the sale of shares obtained in the sale of a mining property. Important changes in general and administration fees in the course of the fourth quarter arise from the issuance of stock options and from the partial or total write-off of 8 mining projects, of which more than 7% comes from the Coulon JV project.

Analysis of quarterly results

As the Company’s business is in the mining exploration field, it receives no income from operations. Quarterly changes in other income have no specific trend except for interest income and dividends that go along with the cash flow value, which has been increasing continuously for a few years. Gain on sale of investments or mining properties may vary quite much from one

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quarter not relating to one another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Contractual Obligations

The Company has no contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Fiscal Years Ended
	February 29, 2008	February 28, 2007	February 28, 2006
	$	$	$

Expenses capitalized in mining properties	818,373	362,357	390,139
Management fees	300,000	169,014	300,000
Rent, office expenses and bonuses	650,551	1,059,142	564,497
Travelling	54,384	62,532	52,912
Advertising and exhibitions	1,117	4,314	11,513
General exploration costs	201,582	156,013	82,175
	2,026,007	1,813,372	1,401,236

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

These amounts are due to the fact that the Company has had no employees up to December 31, 2007, and that all services were provided by management companies. Starting January 1, 2008, all employees working full time for the Company have been transferred to the payroll of the Company. Expenditures capitalized in mining properties and general exploration costs consist of employees’ wages related to exploration as well as their expense account. Management fees are administrative fees with a $300,000 annual maximum, which are based on exploration fees incurred by the Company. The rent, office expenses, and bonuses include all Company’s administrative expenses.

Mining Properties Accounting Values

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform, in all material respects, with United States generally accepted accounting principles as it relates to the Company, except for the

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measurement differences described in note 16. The significant accounting policies that have been consistently applied, except for those affecting financial instruments, are summarized as follows.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the reporting fiscal years. Significant estimates include the valuation of credit on duties refundable for loss and the refundable tax credit for resources, the future income tax assets and liabilities, the recoverability of long-term investments and mining properties, the fair value of stock options granted and certain liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and highly liquid short-term investments with original maturities of three months or less at the acquisition date.

Short-term investments

Short-term investments consist primarily of bonds, trust units, convertible debentures and investments in public companies that do not meet the definition of cash and cash equivalents.

In accordance with the new requirements of Section 3855 of the Canadian Institute of Chartered Accountants ("CICA") Handbook, "Financial Instruments – Recognition and Measurement", adopted by the company as of March 1, 2007, short-term investments that are bonds, trust units or investments in public companies are classified as available-for-sale investments. Convertible debentures and warrants held by the company are classified as investments held for trading. Transactions are recorded on settlement date, and investments are recognized at fair value. Unrealized gains and losses are recorded, net of income taxes, if any, in Comprehensive income in the case of available for sale investments or in net earnings for investments held for trading. When available-for-sale investments are disposed of or impaired, these gains or losses are reclassified to net earnings.

Prior to March 1, 2007, short-term investments were stated at the lower of amortized cost and market value.

Mining properties

The company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

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Although management has taken actions to verify the ownership rights for mining properties in which the company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Credit on duties refundable for loss and refundable tax credit for resources

The company is entitled to a credit on duties refundable for loss under the Mining Duties Act. This credit on duties refundable for loss on mining exploration expenses incurred in the province of Quebec at a rate of 12% has been applied against the costs incurred.

Furthermore, the company is entitled to a refundable tax credit for resources for mining companies on qualified expenditures incurred. The refundable tax credit for resources may reach 38.75%. This tax credit has been applied against the costs incurred.

Share capital

Shares issued pursuant to flow-through financing agreements and for the acquisition of mining properties are recorded at their fair-market value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the company renounces the deductions in favour of the investors concerned. Future income taxes arising from the difference between the carrying amount and the tax basis are recorded as share issue expenses.

Share issue expenses and future income taxes arising from the difference between the carrying value and the tax basis of exploration costs are applied against share capital.

Income taxes

The company provides for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the fiscal year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, itis more likely than not that some or all of the future income tax assets will not be realized.

Stock-based compensation plan

The company has established a stock-based compensation plan, which is described in note 9a. Any consideration received from plan members upon the exercise of stock options is credited to share capital. The company accounts for compensation costs for all forms of stock-based compensation awarded to employees and non-employees, including stock options, using a fair value based method.

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New accounting standards

Accounting changes

Effective March 1, 2007, the company adopted CICA Handbook Section 1506 "Accounting Changes". This Section establishes criteria for changes in accounting policies and the accounting treatment and disclosures regarding changes in accounting policies, changes in estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and relevant information. Furthermore, this Section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below. The adoption of this Section had no further effects on the financial statements of the Company for the year ended February 29, 2008.

Financial instruments

In January 2005, the CICA issued four new accounting standards related to financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251 "Equity". Sections 3855 and 1530 were adopted by the company effective March 1, 2007. The company has applied these changes retroactively without restatement of prior years.

The Section 3865, "Hedges", which is application of hedge accounting, is optional, established standards for hedge accounting application and the disclosure information. This standard has not had any significant impact on the financial statements of the company.

Section 3855, "Financial Instruments – Recognition and Measurement" requires that all financial assets and financial liabilities be recognized on the balance sheet when the company becomes a party to the contractual provisions of financial instruments. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not closely related to the host contract, must be measured at fair value. The company has chosen June 1, 2002 as the identification date for embedded derivatives.

After initial recognition, the measurement of financial instruments depends on their classification:

  Held for trading – Financial assets and financial liabilities required to be classified or designated as held for trading are measured at fair value, with gains, losses and transaction costs recorded in net income for the period in which they arise. Section 3855 allows an entity to designate any financial instrument as held for trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of a security held for trading. Transaction costs are recorded immediately in net income.

  Available-for-sale – Financial assets classified as available-for-sale are measured at fair value. Unrealized gains and losses are recognized directly in other comprehensive income, except for impairment losses, which are recognized in net income. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in Accumulated other comprehensive income are reclassified to net earnings. Transaction costs are added to the carrying amount of the financial instrument.

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  Loans and receivables – Financial assets classified as loans and receivable are measured at amortized cost using the effective interest method, which corresponds to costs due to their short terms to maturity.

  Other than held-for-trading liabilities – Financial liabilities classified as other than held-for-trading are measured at amortized cost using the effective interest method, which corresponds to costs due to their short term to maturity.

Following is a summary of the classifications the company has elected to apply to each of its significant categories of financial instruments outstanding as of March 1, 2007:

Cash and cash equivalents	Held for trading
Bonds, trust units and shares	Available-for-sale
Warrants and convertibles debentures	Held for trading
Amounts receivable from partners and others	Loans and receivable
Long-term investments	Held for trading
Accounts payable and accrued liabilities	Other than held-for-trading

Transitional Adjustment

On March 1, 2007, the company made adjustments to its financial instruments in the balance sheet. These adjustments have been recognized as an adjustment to the opening balance of deficit and all adjustments to initial fair value have been recognized to accumulated other comprehensive income, net of related income taxes. Following table presents impact of the new accounting standards on the balance sheet.

	As at February 28, 2007	Impact of adopting new accounting standards		As at March 1, 2007
Assets
Short-term investments	34,496,012	4,998,383		39,494,395
Shareholders' Equity
Deficit	(41,445,011)	2,191,822		(39,253,189)
Accumulated other comprehensive income	-	2,806,561	(1)	2,806,561
Impact on Shareholders' Equity	(41,445,011)	4,998,383		(36,446,628)
(1) This amount is net of related income taxes of $600,493, which is registered to deficit.

Impact of new accounting standards not yet adopted

Capital Disclosures

The CICA issued Section 1535, "Capital Disclosures". This Section establishes standards for disclosing information about an entity's capital. The information will enable users of its financial statements to evaluate its objectives, policies and processes for managing capital. An entity will also disclose whether it complies with capital requirements to which it is subject and the consequences of non-compliance. This new requirement will apply to the fiscal year beginning on March 1, 2008. The company is presently evaluating the impact of this new standard on its financial statements.

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Financial Instruments – Disclosures and Financial Instruments - Presentation

The CICA issued new Sections 3862, "Financial Instruments – Disclosures", and 3863, "Financial Instruments – Presentation", which will replace Section 3861, "Financial Instruments – Disclosure and Presentation". These Sections require enhanced disclosures on financial asset and liability categories as well as a detailed analysis of the risks associated with the company's financial instruments. These standards harmonize disclosures with International Financial Reporting Standards ("IFRS"). Presentation requirements remain unchanged. This new standard will apply to the fiscal year beginning on March 1, 2008. Although these new standards of information require the sole presentation of additional information and that no evaluation changes are needed, the company is presently evaluating the impact of these new standards on its financial statements.

Going Concern

The CICA amended Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern (going concern assumption). Based on the current situation, the company does not expect to disclose additional information in its financial statements.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the company will adopt the new standards for its fiscal year beginning March 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of these new standards on its financial statements.

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at May 15, 2008, 27,026,110 shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 15, 2008, 1,357,000 stock options are outstanding. Their expiry date varies from April 6, 2011 to April 22, 2018.

Risk Factors and Uncertainties

Credit risk

The credit risk associated with short-term investments arises mainly from the possibility that the issuer of the securities may not be able to meet its obligations. The company minimizes its exposure to issuer risk by investing only in products having an investment-grade rating. It also ensures to achieve a good diversification of its investments. In addition, the company attempts to minimize its risks by entering into contracts only with large financial institutions and their

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subsidiaries. The exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the company, which is revised regularly.

Cash and cash equivalents are deposited in bank accounts with Canadian chartered banks or invested in a diversified manner in securities having an investment-grade rating.

The credit risk associated with receivables from partners arises from the possibility that the partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies.

A writedown was recorded on asset-backed commercial papers and it is of the Company’s opinion that the proposed restructuring will have no effect on its financial situation.

Interest rate risk

As at February 29, 2008 and February 28, 2007, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	As described in note 4
Amounts receivable from partners and others	Non-interest - bearing
Long-term investments	As described in note 6
Accounts payable and accrued liabilities	Non-interest - bearing

Financial risk

The Company is considered as an exploration company. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Risk on the uncertainty of title

Although the Company has taken actions to verify the ownership rights for mining properties in which it has an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Key Personnel

The success of the Company rests in its capacity to attract and retain a qualified staff. There is evidence of strong competition in the industry and the Company’s success mostly depends on management and on personnel highly qualified in geology. The incapacity of recruiting qualified personnel and the loss of key personnel could constitute a significant obstacle to the success of operations.

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Environmental risk

The Company is exposed to various environmental incidents that can occur during exploration work. The Company maintains an environmental management program including operational plans and practices.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at May 20, 2008. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Gaétan Mercier
President and CEO	Chief Financial Officer and Secretary
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